Exhibit 12

	Fiscal Year
(In Millions)	2004	2003	2002	2001	2000
Consolidated pretax income from continuing operations	$366	$186	$235	$196	$259

Amortization of capitalized interest	--	--	--	--	--

Interest	111	118	105	76	72

Less interest capitalized during the period	--	--	--	--	--

Net amortization of debt discount and premium and issuance expense	7	8	8	2	--

Interest portion of rental expense	1	1	1	--	--

Earnings	$485	$313	$349	$274	$331

Interest	$111	$118	$105	$76	$72

Net amortization of debt discount and premium and issuance expense	7	8	8	2	--

Interest portion of rental expense	1	1	1	--	--

Fixed Charges	$119	$127	$114	$78	$72

Ratio of Earnings to Fixed Charges	4.1	2.5	3.1	3.5	4.6